EXHIBIT 99.11

AMBAC ASSURANCE CORPORATION AND SUBSIDIARIES

(a wholly owned subsidiary of Ambac Financial Group, Inc.)

Consolidated Unaudited Financial Statements

As of September 30, 2003 and December 31, 2002

and for the Three and Nine Months Ended September 30, 2003 and 2002

Ambac Assurance Corporation and Subsidiaries

Consolidated Balance Sheets

September 30, 2003 and December 31, 2002

(Dollars in Thousands Except Share Data)

	September 30, 2003	December 31, 2002
	(unaudited)
ASSETS
Investments:
Fixed income securities, at fair value (amortized cost of $6,833,114 in 2003 and $5,865,467 in 2002)	$7,198,873	$6,223,062
Short-term investments, at cost (approximates fair value)	106,883	287,315
Other (cost of $3,502 in 2003 and $2,415 in 2002)	2,954	1,394

Total investments	7,308,710	6,511,771

Cash	24,710	15,876
Securities purchased under agreements to resell	48,095	57,753
Receivable for securities sold	42,232	230
Investment income due and accrued	86,038	80,825
Reinsurance recoverable on paid and unpaid losses	3,575	4,842
Prepaid reinsurance	310,418	296,126
Deferred acquisition costs	179,841	174,055
Derivative product assets	998,562	1,010,081
Other assets	41,387	43,821

Total assets	$9,043,568	$8,195,380

LIABILITIES AND STOCKHOLDER’S EQUITY
Liabilities:
Unearned premiums	$2,478,690	$2,137,460
Losses and loss adjustment expense reserve	187,452	172,137
Ceded reinsurance balances payable	8,989	16,930
Obligations under payment agreements	249,810	250,534
Deferred income taxes	237,045	232,269
Current income taxes	31,489	41,375
Notes payable to affiliate	37,090	111,350
Payable for securities purchased	119,802	70,761
Derivative product liabilities	958,035	953,772
Other liabilities	142,851	126,729

Total liabilities	4,451,253	4,113,317

Stockholder’s equity:
Preferred stock, par value $1,000 per share; authorized shares—285,000; issued and outstanding shares—none	—	—
Common stock, par value $2.50 per share; authorized shares—40,000,000; issued and outstanding shares—32,800,000 at September 30, 2003 and December 31, 2002	82,000	82,000
Additional paid-in capital	1,005,321	920,146
Accumulated other comprehensive income	237,728	231,436
Retained earnings	3,267,266	2,848,481

Total stockholder’s equity	4,592,315	4,082,063

Total liabilities and stockholder’s equity	$9,043,568	$8,195,380

See accompanying Notes to Consolidated Unaudited Financial Statements.

Ambac Assurance Corporation and Subsidiaries

Consolidated Statements of Operations

(Unaudited)

For The Three and Nine Months Ended September 30, 2003 and 2002

(Dollars in Thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Revenues:
Financial Guarantee:
Gross premiums written	$280,842	$206,072	$868,478	$554,330
Ceded premiums written	(17,451)	(26,854)	(90,932)	(71,108)

Net premiums written	$263,391	$179,218	$777,546	$483,222

Net premiums earned	$161,381	$124,243	$451,340	$344,411
Other credit enhancement fees	11,936	7,307	34,594	20,171

Net premiums earned and other credit enhancement fees	173,317	131,550	485,934	364,582
Net investment income	80,890	75,863	237,377	222,004
Net realized investment gains	7,037	5,408	33,757	8,380
Net mark-to-market losses on credit derivative contracts	(4,053)	(6,908)	(6,227)	(18,961)
Other income	927	255	3,606	2,327
Financial Services:
Interest from payment agreements	3,016	—	9,043	—
Other revenue	17,329	3,255	13,422	11,888

Total revenues	278,463	209,423	776,912	590,220

Expenses:
Financial Guarantee:
Losses and loss adjustment expenses	15,900	6,100	36,600	17,700
Underwriting and operating expenses	24,839	18,482	67,371	56,034
Interest expense	51	301	356	1,801
Financial Services:
Interest from payment agreements	736	—	2,660	—
Other expenses	1,857	1,160	4,366	3,484

Total expenses	43,383	26,043	111,353	79,019

Income before income taxes	235,080	183,380	665,559	511,201
Provision for income taxes	66,456	47,991	179,574	130,919

Net income	$168,624	$135,389	$485,985	$380,282

See accompanying Notes to Consolidated Unaudited Financial Statements

Ambac Assurance Corporation and Subsidiaries

Consolidated Statements of Stockholder’s Equity

(Unaudited)

For The Nine Months Ended September 30, 2003 and 2002

(Dollars in Thousands)

	2003		2002
Retained Earnings:
Balance at January 1	$2,848,481		$2,386,073
Net income	485,985	$485,985	380,282	$380,282

Dividends declared—common stock	(67,200)		(58,500)

Balance at September 30	$3,267,266		$2,707,855

Accumulated Other Comprehensive Income:
Balance at January 1	$231,436		$80,556
Unrealized gains (losses) on securities, $8,576 and $294,324, pre-tax, in 2003 and 2002, respectively (1)		5,574		191,310
Foreign currency translation gain		718		1,633

Other comprehensive income	6,292	6,292	192,943	192,943

Comprehensive income		$492,277		$573,225

Balance at September 30	$237,728		$273,499

Preferred Stock:
Balance at January 1 and September 30	$—		$—

Common Stock:
Balance at January 1 and September 30	$82,000		$82,000

Additional Paid-in Capital:
Balance at January 1	$920,146		$928,094
Capital contribution	75,000		—
Capital issuance costs	(3,535)		(6,969)
Employee benefit plans	13,710		442

Balance at September 30	$1,005,321		$921,567

Total Stockholder’s Equity at September 30	$4,592,315		$3,984,921

(1) Disclosure of reclassification amount:
Unrealized holding gains arising during period	$39,242		195,618
Less: reclassification adjustment for net securities gains included in net income	33,668		4,308

Net unrealized gains on securities	$5,574		$191,310

See accompanying Notes to Consolidated Unaudited Financial Statements.

Ambac Assurance Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(Unaudited)

For The Nine Months Ended September 30, 2003 and 2002

(Dollars in Thousands)

	Nine Months Ended September 30,
	2003	2002
Cash flows from operating activities:
Net income	$485,985	$380,282
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,049	2,156
Amortization of bond premium and discount	1,793	(4,619)
Current income taxes	(9,886)	(83,002)
Deferred income taxes	1,774	2,977
Deferred acquisition costs	(5,786)	(9,241)
Unearned premiums, net	326,938	139,687
Losses and loss adjustment expenses	16,582	14,757
Ceded reinsurance balances payable	(7,941)	1,102
Net realized investment (gains) losses	(33,757)	(8,380)
Mark-to-market losses on credit derivative contracts	5,005	18,961
Other, net	42,067	21,123

Net cash provided by operating activities	824,823	475,803

Cash flows from investing activities:
Proceeds from sales of bonds	894,370	411,416
Proceeds from maturities of bonds	498,476	231,260
Purchases of bonds	(2,319,853)	(1,108,285)
Change in short-term investments	180,432	95,673
Securities purchased under agreements to resell	9,658	(24,504)
Other, net	(8,353)	(21,580)

Net cash used in investing activities	(745,270)	(416,020)

Cash flows from financing activities:
Dividends paid	(67,200)	(58,500)
Capital contribution	75,000	—
Capital issuance costs	(3,535)	(6,969)
Payment agreements	(724)	—
Short-term financing from affilates, net	(27,160)	(13,900)
Long-term financing from affiliates	(47,100)	(3,900)

Net cash used in financing activities	(70,719)	(83,269)

Net cash flow	8,834	(23,486)
Cash and cash pledged as collateral at January 1	15,876	33,678

Cash and cash pledged as collateral at September 30	$24,710	$10,192

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Income taxes	$158,256	$161,055

Interest expense on notes	$356	$816

Interest expense on payment agreements	$1,901	$—

See accompanying Notes to Consolidated Unaudited Financial Statements.

Ambac Assurance Corporation and Subsidiaries

Notes to Consolidated Unaudited Financial Statements

(1)    Basis of Presentation

Ambac Assurance Corporation is a leading provider of financial guarantees to clients in both the public and private sectors around the world. Ambac Assurance provides financial guarantees on public finance and structured finance obligations. Ambac Assurance has earned triple-A ratings, the highest ratings available from Moody’s Investors Service, Inc., Standard & Poor’s Ratings Services, Fitch, Inc., and Rating and Investment Information, Inc. Insurance policies insured by Ambac Assurance guarantee payment when due of the principal of and interest on the obligation guaranteed. As of September 30, 2003, Ambac Assurance’s net guarantees in force (principal and interest) were $608,493,952 thousand. Ambac Assurance is a wholly-owned subsidiary of Ambac Financial Group, Inc., a holding company whose subsidiaries provide financial guarantee products and financial services to clients in both the public and private sectors around the world.

Ambac Assurance serves clients in international markets through its wholly-owned subsidiary Ambac Assurance UK Limited. Ambac U.K. is licensed to transact credit, suretyship and financial guarantee insurance in the United Kingdom and to offer insurance services into twelve other European countries. Ambac UK is subject to regulation by the Financial Services Authority (“FSA”) in the conduct of its insurance business.

Ambac Credit Products LLC, a wholly owned subsidiary of Ambac Assurance, provides credit protection in the global markets in the form of structured credit derivatives. These structured credit derivatives, which are privately negotiated contracts, provide the counterparty with credit protection against the occurrence of a specific event such as a payment default or bankruptcy relating to an underlying obligation (generally a fixed income obligation). Upon a credit event, Ambac is required to either (i) purchase the underlying obligation at its par value and a loss is realized for the difference between the par and market value of the underlying obligation or (ii), make a payment equivalent to the difference between the par value and market value of the underlying obligation. Substantially all of Ambac’s structured credit derivative contracts are partially hedged with various financial institutions or structured with first loss protection. Structured credit derivatives issued by Ambac Credit Products are insured by Ambac Assurance.

Ambac Assurance, as the sole limited partner, owns a limited partnership interest representing 90% of the total partnership interests of Ambac Financial Services, L.P. The sole general partner of Ambac Financial Services, Ambac Financial Services Holdings, Inc., a wholly-owned subsidiary of Ambac Financial Group, owns a general partnership interest representing 10% of the total partnership interest in Ambac Financial Services. Ambac Financial Services provides interest rate swaps and other derivative products primarily to states, municipalities and their authorities, issuers of asset-backed securities and other entities in connection with their financings. The interest rate swaps provided by Ambac Financial Services are guaranteed by Ambac Assurance through policies that guarantee the obligations of Ambac Financial Services and its counterparties. Total return swaps, which are entered into by Ambac Capital Services, are only used for fixed income obligations, which meet Ambac Assurance’s credit underwriting criteria.

Ambac Assurance Corporation and Subsidiaries

Notes to Consolidated Unaudited Financial Statements (Continued)

The accompanying consolidated unaudited interim financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“GAAP”) and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of Ambac Assurance’s financial condition, results of operations and cash flows for the periods presented. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates. The results of operations for the nine months ended September 30, 2003 may not be indicative of the results that may be expected for the full year ending December 31, 2003. These consolidated financial statements and notes should be read in conjunction with the financial statements and notes included in the audited consolidated financial statements of Ambac Assurance and its subsidiaries as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002 which was filed with the Securities and Exchange Commission on March 28, 2003 as Exhibit 99.01 to Ambac Financial Group Inc.’s Form 10-K, the consolidated unaudited financial statements of Ambac Assurance and its subsidiaries as of March 31, 2003, which was filed with the SEC on May 15, 2003 as Exhibit 99.05 to Ambac Financial Group’s 10-Q for the quarterly period ended March 31, 2003, and the consolidated unaudited financial statements of Ambac Assurance and its subsidiaries as of June 30, 2003, which was filed with the SEC on August 14, 2003 as Exhibit 99.09 to Ambac Financial Group’s 10-Q for the quarterly period ended June 30, 2003.

The consolidated financial statements include the accounts of Ambac Assurance and each of its subsidiaries. All significant intercompany balances have been eliminated.

Certain reclassifications have been made to prior period’s amounts to conform to the current period’s presentation.

(2)    Accounting Standards

Financial Accounting Standards Board (“FASB”) Interpretation No. 46 “Consolidation of Variable Interest Entities” (“FIN 46”) provides accounting and disclosure rules for variable interest entities (“VIE”). A VIE is an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. VIEs are often created for a single specific purpose, for example, to facilitate asset securitization. FIN 46 became effective in the first quarter of 2003 for VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. In October 2003, the FASB announced that the effective date of FIN 46 was deferred from July 1, 2003 to periods ending after December 15, 2003 for VIE’s created prior to February 1, 2003. In general, FIN 46 requires VIEs to be consolidated by their primary beneficiaries if the entities do not effectively disperse risk among the parties involved. FIN 46 requires disclosures for entities that have either a primary or significant variable interest in a VIE.

Ambac Assurance Corporation and Subsidiaries

Notes to Consolidated Unaudited Financial Statements (Continued)

Ambac Financial Group has involvement with VIEs in two ways. First, Ambac Assurance is a provider of financial guarantee insurance for various securitized asset-backed debt obligations, including mortgage backed security obligations, collateralized debt obligations (“CDO”) and other asset-backed securitization obligations. Second, Ambac Financial Group has sponsored two VIEs that issue medium-term notes (“MTNs”) to fund the purchase of certain financial assets. As discussed in detail below, these Ambac Assurance sponsored special purpose entities are considered Qualifying Special Purpose Entities (“QSPEs”).

Ambac Assurance provides financial guarantee insurance to securitized asset-backed debt obligations of VIEs. The transaction structure provides certain financial protection to Ambac Assurance. This financial protection can take several forms, however, the most common are over-collateralization, first loss retention and excess spread. In the case of over-collateralization (i.e., the principal amount of the securitized assets exceeds the principal amount of the structured finance obligations guaranteed by Ambac Assurance), the structure allows the transaction to experience defaults among the securitized assets before a default is experienced on the structured finance obligations which have been guaranteed by Ambac Assurance. In the case of first loss retention, the financial guarantee insurance policy only covers a senior layer of losses on debt issued by the VIE. The expected losses on the assets are either retained by the seller or sold off in the form of equity and mezzanine debt to other investors. In the case of excess spread, the financial assets contributed to a VIE generate cash flow in the form of interest that is in excess of the interest payments on the related debt. All or a portion of this excess spread accumulates and is available to absorb losses in the transaction. Ambac Assurance requires these financial protections as a condition for issuing its financial guarantee insurance policy. At this time, it is anticipated that the effect on Ambac Assurance’s Consolidated Balance Sheet could be an increase of approximately $200 million to $1 billion to both assets and liabilities. As we continue to evaluate the impact of applying FIN 46, additional entities may be identified that would need to be consolidated.

It is possible in the future that Ambac Assurance will consolidate an entity for which it has issued a financial guarantee insurance policy. If Ambac Assurance issues a financial guarantee insurance policy for the obligations of a VIE and does not receive structural financial protection adequate to absorb the majority of expected loss, Ambac Assurance may be required to consolidate the related VIE in accordance with FIN 46. Ambac Assurance underwrites its insurance to a remote loss standard and normally demands structural financial protection that absorbs the majority of expected loss in a transaction. However, transactions may occur where the structural financial protections are outside of the VIE and, as result, this type of transaction could be consolidated under FIN 46. Upon the occurrence of certain events, the insurance policy may give Ambac Assurance certain rights to remediate potential or actual losses. These events include an asset manager or asset servicer breach of certain financial, corporate or performance covenants. A breach of these covenants may give Ambac Assurance the right to take certain actions such as replacing the asset manager or asset servicer. Depending upon the actions taken, Ambac Assurance may be required to consolidate the structure under FIN 46. As we underwrite to a remote loss standard, we expect such situations to be infrequent. However, management is committed to take actions to reduce economic loss regardless of any requirement to consolidate. Consolidation is an important accounting concept, however, it does not change the economic risk profile of the insurance exposure.

Ambac Assurance Corporation and Subsidiaries

Notes to Consolidated Unaudited Financial Statements (Continued)

Ambac Assurance’s insured exposures as of December 31, 2002, are disclosed in Note 10 “Guarantees in Force” of Ambac Assurance’s 2002 Consolidated Financial Statements.

Regarding QSPEs, Ambac Financial Group has transferred financial assets to two VIEs. The business purpose of these entities is to provide certain financial guarantee clients with funding for their debt obligations. These entities meet the characteristics of QSPEs in accordance with Statement of Financial Accounting Standards 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“FAS 140”). QSPEs are not subject to the requirements of FIN 46 and accordingly are not consolidated in Ambac Financial Group’s financial statements. However, see the discussion below on the Exposure Draft recently issued by the FASB that could change the accounting rules for QSPEs in the future. The QSPEs are legal entities that are demonstrably distinct from Ambac Assurance. Ambac Assurance, its affiliates or its agents cannot unilaterally dissolve the QSPEs. The QSPEs permitted activities are limited to those outlined below.

As of September 30, 2003, there have been 12 individual transactions processed through the QSPEs, of which 8 remain. In each case, Ambac Financial Group sells fixed income debt obligations to the QSPEs. These transactions are true sales based upon the bankruptcy remote nature of the QSPE and the absence of any agreement or obligation for Ambac Financial Group to repurchase or redeem assets of the QSPE. The purchase by the QSPE is financed through the issuance of MTNs, which are collateralized by the purchased assets. These MTNs approximately match the cash flow of the assets purchased. Derivative contracts may be used (interest rate and currency swaps) for hedging purposes only. Derivative hedges are established at the time MTNs are issued to purchase financial assets. The activities of the QSPEs are contractually limited to purchasing assets from Ambac Financial Group, issuing MTNs to fund such purchase, executing derivative hedges and related administrative services. Ambac Assurance may issue a financial guarantee insurance policy on the assets sold, the MTNs issued or both. As of September 30, 2003, Ambac Assurance had financial guarantee insurance policies issued for all assets and MTNs owned and outstanding by the QSPEs.

Ambac Assurance’s exposure under these financial guarantee insurance policies as of December 31, 2002, is included in the disclosure in Note 10 “Guarantees in Force” of Ambac Assurance’s 2002 Consolidated Financial Statements. Pursuant to the terms of Ambac Assurance’s insurance policy, insurance premiums are paid to Ambac Assurance by the QSPE and are earned in a manner consistent with other insurance policies, over the risk period. Any losses incurred would be included in Ambac Assurance’s Consolidated Statements of Operations. Under the terms of an Administrative Agency Agreement, Ambac Financial Group provides certain administrative duties, primarily collecting amounts due on the obligations and making interest payments on the MTNs.

Assets sold to the QSPEs during the nine months ended September 30, 2003 and the year ended December 31, 2002 were $0 million and $350.0 million, respectively. No gains or losses were recognized on these sales. As of September 30, 2003, the estimated fair value of financial assets, MTN liabilities and derivative hedges were $1.4 billion, $ 1.3 billion and $100 million, respectively. When market quotes are not available, estimated fair value is determined

Ambac Assurance Corporation and Subsidiaries

Notes to Consolidated Unaudited Financial Statements (Continued)

utilizing valuation models. These models include estimates, made by management, which utilize current market information. The valuation results from these models could differ materially from amounts that would actually be realized in the market. Ambac Assurance received gross premiums for issuing financial guarantee policies on the assets, MTNs and derivative hedges of $4.0 million and $19.3 million for the nine months ended September 30, 2003 and for the year ended December 31, 2002, respectively. Ambac Financial Group also received fees for providing other services amounting to $0.3 million and $0.1 million for the nine months ended September 30, 2003 and the year ended December 31, 2002, respectively.

In June 2003, the FASB issued an Exposure Draft for proposed Statement of Financial Accounting Standards entitled “Qualifying Special-Purposes Entities and Isolation of Transferred Assets”, an amendment of FASB Statement No. 140 (“The Exposure Draft”). The Exposure Draft is a proposal that is subject to change and as such, is not yet authoritative. If the proposal is enacted in its current form, it will amend and clarify FAS 140. The Exposure Draft would prohibit an entity from being a QSPE if it enters into an agreement that obligates a transferor of financial assets, its affiliates, or its agents to deliver additional cash or other assets to fulfill the SPE’s obligations to beneficial interest holders. While Ambac Assurance is still evaluating the Exposure Draft, management believes that Ambac Assurance would consolidate its current QSPEs if this Statement becomes enacted as currently proposed and if the QSPEs issue new beneficial interests after the effective date and receive assets other than those they are committed to receive. It appears only static structures would be grandfathered under the proposal. This conclusion is based upon the fact that Ambac Assurance provides financial support to these entities such as financial guarantees and liquidity commitments. The impact of consolidation would be to gross up Ambac Assurance’s consolidated balance sheet for the assets and liabilities held by the QSPEs that approximate $1.4 billion at September 30, 2003. Additionally, fees received by Ambac Assurance from the QSPEs (primarily insurance premiums) would be eliminated in consolidation and essentially reclassified to net interest income. The risk characteristics of these transactions are not impacted by consolidation.

In April 2003, the FASB issued FAS Statement 149 “Amendment to Statement 133 on Derivative Instruments and Hedging Activities” (“FAS 149”). This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FAS 133 “Accounting for Derivative Instruments and Hedging Activities”. The changes in FAS 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, FAS 149 (i) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative under FAS 133, (ii) clarifies when a derivative contains a financing component, (iii) amends the definition of an underlying obligation to conform it to language used in FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, and (iv) amends certain other pronouncements. Those changes will result in more consistent reporting of contracts as either derivatives or hybrid instruments. FAS 149 is effective for contracts entered into or modified after June 30, 2003, except in certain instances detailed in FAS 149, and hedging relationships designated after June 30, 2003. Except as otherwise stated in FAS 149, all provisions should be applied prospectively. FAS 149 did not have a material impact on Ambac Assurance.

Ambac Assurance Corporation and Subsidiaries

Notes to Consolidated Unaudited Financial Statements (Continued)

In May 2003, the FASB issued FAS Statement 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“FAS 150”). FAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. FAS 150 did not have an impact on Ambac Assurance.

(3)    Segment Information

Ambac Assurance has two reportable segments, as follows: (1) financial guarantee, which provides financial guarantee products (including structured credit derivatives) for public finance and structured finance obligations; and (2) financial services, which provides payment agreements, interest rate and total return swaps.

Ambac’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different marketing strategies, personnel skill sets and technology.

Pursuant to insurance and indemnity agreements between Ambac Financial Services and Ambac Assurance, Ambac Financial Services’ payment obligations under its swap agreements are guaranteed by Ambac Assurance. Additionally, the payment obligations of Ambac Financial Services’ counterparties, under their swap agreements with Ambac Financial Services, are guaranteed by Ambac Assurance pursuant to insurance and indemnity agreements. Intersegment revenues include the premiums earned under those agreements, but which are eliminated in the consolidated financial statements. Such premiums are accounted for as if they were premiums to third parties, that is, at current market prices. Intersegment revenues also consist of dividends received.

The following tables summarize the financial information by reportable segment as of and for the three and nine months ended September 30, 2003 and 2002:

Ambac Assurance Corporation and Subsidiaries

Notes to Consolidated Unaudited Financial Statements (Continued)

(Dollars in thousands) Three months ended September 30,	Financial Guarantee	Financial Services	Intersegment Eliminations	Consolidated
2003:
Revenues:
Unaffiliated customers	$258,118	$20,345	$—	$278,463
Intersegment	7,347	—	(7,347)	—

Total revenues	$265,465	$20,345	($7,347)	$278,463

Income before income taxes:
Unaffiliated customers	$217,328	$17,752	$—	$235,080
Intersegment	7,347	(547)	(6,800)	—

Total income before income taxes	$224,675	$17,205	($6,800)	$235,080

Identifiable assets	$7,811,613	$1,231,955	$—	$9,043,568

2002:
Revenues:
Unaffiliated customers	$206,168	$3,255	$—	$209,423
Intersegment	344	—	(344)	—

Total revenues	$206,512	$3,255	($344)	$209,423

Income before income taxes:
Unaffiliated customers	$181,285	$2,095	$—	$183,380
Intersegment	344	(344)	—	—

Total income before income taxes	$181,629	$1,751	—	$183,380

Identifiable assets	$6,782,090	$840,967	$—	$7,623,057

(Dollars in thousands) Nine months ended September 30,	Financial Guarantee	Financial Services	Intersegment Eliminations	Consolidated
2003:
Revenues:
Unaffiliated customers	$754,447	$22,465	$—	$776,912
Intersegment	8,500	—	(8,500)	—

Total revenues	$762,947	$22,465	($8,500)	$776,912

Income before income taxes:
Unaffiliated customers	$650,120	$15,439	$—	$665,559
Intersegment	8,500	(1,700)	(6,800)	—

Total income before income taxes	$658,620	$13,739	($6,800)	$665,559

Identifiable assets	$7,811,613	$1,231,955	$—	$9,043,568

2002:
Revenues:
Unaffiliated customers	$578,332	$11,888	$—	$590,220
Intersegment	1,058	—	(1,058)	—

Total revenues	$579,390	$11,888	($1,058)	$590,220

Income before income taxes:
Unaffiliated customers	$502,797	$8,404	$—	$511,201
Intersegment	1,058	(1,058)	—	—

Total income before income taxes	$503,855	$7,346	—	$511,201

Identifiable assets	$6,782,090	$840,967	$—	$7,623,057

Ambac Assurance Corporation and Subsidiaries

Notes to Consolidated Unaudited Financial Statements (Continued)

The following table summarizes unaffiliated gross premiums written and net premiums earned and other credit enhancement fees included in the financial guarantee segment by location of risk for the three and nine month periods ended September 30, 2003 and 2002:

(Dollars in thousands)	Three Months		Nine Months
2003:	Gross Premiums Written	Net Premiums Earned and Other Credit Enhancement Fees	Gross Premiums Written	Net Premiums Earned and Other Credit Enhancement Fees
United States	$244,183	$130,729	$688,565	$362,879
United Kingdom	14,035	9,946	93,066	24,610
Japan	6,112	6,817	19,280	19,118
Mexico	4,361	1,997	12,330	5,758
Italy	1,281	1,847	10,316	4,650
Australia	196	1,377	4,543	4,089
Germany	432	1,527	1,254	4,406
Internationally diversified (1)	5,884	13,679	21,896	42,954
Other international	4,358	5,398	17,228	17,470

Total	$280,842	$173,317	$868,478	$485,934

2002:
United States	$168,920	$97,299	$455,563	$278,436
United Kingdom	8,126	6,150	31,578	14,657
Japan	6,042	4,950	15,985	12,602
Mexico	4,083	1,912	12,268	5,764
Italy	—	99	—	313
Australia	8,942	1,718	9,208	3,701
Germany	441	1,486	869	3,349
Internationally diversified (1)	4,562	12,645	11,466	31,560
Other international	4,956	5,291	17,393	14,200

Total	$206,072	$131,550	$554,330	$364,582

1)	Internationally diversified includes guarantees with multiple locations of risk and includes components of United States exposure.

(4)    Stock Options

Ambac Financial Group sponsors the “1997 Equity Plan”, where awards are granted to eligible employees in the form of non-qualified stock options or other stock-based awards. Prior to 2003, Ambac Financial Group accounted for such awards under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Effective January 1, 2003, Ambac Financial Group adopted the fair value recognition provisions of FAS Statement No. 123, “Accounting for Stock-Based Compensation”, prospectively to all employee awards granted after January 1, 2003. The impact of the adoption of the fair value method of accounting for stock-based compensation expense to Ambac Assurance was approximately $1.8 million and $4.0 million for the three and nine months ended September 30, 2003, respectively.